U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 001-34661

LIANLUO SMART LIMITED

Room 2108, 21st Floor,

China Construction Building,

No. 20 Shijingshan Road, Beijing, 100040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On November 3, 2017 (the “Effective Date”), Lianluo Smart Limited (“LLIT” or the “Company”) completed a purchase of an aggregate of 1,304,348 shares of common stock, par value $0.001 per share (the “Shares”) of Guardion Health Sciences, Inc. (“GHSI” or the “Seller”), at a purchase price of $1.15 per Share (or a purchase price of $1,500,000.20 in the aggregate) in a private placement (the "Private Placement"). The Private Placement occurred pursuant to a Stock Purchase Agreement dated November 3, 2017 (the "Purchase Agreement") by and among GHSI as Seller and (i) LLIT and (ii) Digital Grid (Hong Kong) Technology Co., Limited (“DGHKT”; and together with LLIT, “Purchasers”), as purchasers of, in aggregate, 4,347,827 Shares for aggregate purchase price of $5,000,001.05.

GHSI has agreed to use proceeds from LLIT’s purchase of the Shares for general working capital purposes, including product development and commercialization, development of intellectual property, purchases of inventory, sales and marketing and other operating expenses. Pursuant to the Purchase Agreement, GHSI may not use such proceeds (a) for dividends or distributions on any of GHSI’s securities; (b) to repurchase any of GHSI’s securities; or (c) for the redemption of any of GHSI’s securities.

Until the one year anniversary of the Effective Date, or earlier in the event that the Purchasers hold less than three percent (3%) of the issued and outstanding shares of common stock of the Seller, GHSI may not undertake a reverse stock split or equivalent reclassification of GHSI’s shares of common stock without the prior written consent of the Purchasers holding a majority of the Shares issued pursuant to the Purchase Agreement which are then outstanding.

Pursuant to the Purchase Agreement, each Purchaser will have customary preemptive rights to participate in future equity and equity-linked issuances by the Seller up to the extent necessary to maintain such Purchaser’s pro rata ownership percentage in GHSI’s securities, subject to customary exceptions. The preemptive rights shall terminate at the earlier of (i) 18 months from the Effective Date, (ii) such time as the Purchasers in aggregate hold less than five percent (5%) of the issued and outstanding shares of the Seller’s common stock, or (iii) such time as the shares of common stock of GHSI shall become listed or approved for listing on a national securities exchange.

Additionally, pursuant to the Purchase Agreement, the Seller is obligated to file a registration statement (the "Registration Statement") with the SEC within thirty (30) days of the Effective Date to register the Shares for resale. The Seller is obligated to use its commercially reasonable efforts to cause the Registration Statement to become effective with the SEC as promptly as practicable following the date the Registration Statement is filed with the SEC.

The foregoing summary of the terms of the stock purchase agreement is only a brief description of certain terms therein, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the stock purchase agreement that is filed as Exhibit 10.1 to this Current Report on Form 6-K and incorporated herein by reference.

All directors of the Company approved the entry of the stock purchase agreement by board resolutions, with the determination that the proposal is in the best interests of the Company and its shareholders.

Exhibits

No.	Description
10.1 99.1	Stock Purchase Agreement dated as of November 3, 2017 Press release dated November 6, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIANLUO SMART LIMITED

November 7, 2017	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer